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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-51845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10350 Ormsby Park Place
(No. and Street)

Louisville	KY	40223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Hawley, President (502) 587-3843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd Suite 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.O.

OATH OR AFFIRMATION

I, Craig A. Hawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

NOTARY PUBLIC REBECCA RUARK STATE AT LARGE KY

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

Independent Registered Public Accountant's Report	2
Financial Statements:	
Statement of Financial Condition as of December 31, 2017	3
Statement of Operations for the Year Ended December 31, 2017	4
Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2017	5
Statement of Cash Flows for the Year Ended December 31, 2017	6
Notes to Financial Statements	7-9
Schedules:	
I. Computation of Net Capital and Aggregated Indebtedness Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) as of December 31, 2017	10
II. Computation of the Determination of the Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2017	11
III. Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2017	12

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Enterprise Disclosure Committee
Jefferson National Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the Company) as of December 31, 2017, the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

Columbus, Ohio
February 26, 2018

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2017	
Assets	
Cash	$ 96,154
Prepaid expenses	2,559
Total Assets	**$ 98,713**
Commitments, Contingencies and Concentrations of Credit Risk (Note 4)	
Stockholder's Equity:	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(173,575)
Total Stockholder's Equity	**$ 98,713**

See accompanying notes to financial statements.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Operations

Year ended December 31, 2017	
Revenues:	
Service fees	$ 2,541,650
Expenses:	
Commissions and variable compensation	2,461,480
General and administrative expenses	80,170
Total Expenses	2,541,650
Net Income	$ -

See accompanying notes to financial statements.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Class B					Total
	Common Shares	Common Par Value	Common Share Value	Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2016	750	$.001	$1	$272,287	$(173,575)	**$98,713**
Net income	-	-	-	-	-	-
Balance, December 31, 2017	**750**	**$.001**	**$1**	**$272,287**	**$(173,575)**	**$98,713**

See accompanying notes to financial statements.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Cash Flows

Year ended December 31, 2017	
Cash Flows From Operating Activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets:	
Prepaid expenses	(196)
Net Cash Provided By Operating Activities	(196)
Cash, Beginning of Year	96,350
Cash, End of Year	$ 96,154

See accompanying notes to financial statements.

1. Nature of Business and Basis of Accounting

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). On March 1, 2017, Nationwide Life Insurance Company ("NLIC") acquired all of the stock of JNF becoming a wholly owned subsidiary of NLIC. NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. ("NFS"), a holding company formed by Nationwide Corporation ("Nationwide Corp."), a majority-owned subsidiary of Nationwide Mutual Insurance Company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Effective May 1, 2003 and April 17, 2015, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL") and Jefferson National Life Insurance Company of New York ("JNLNY"), respectively. As of these dates, the Company entered into servicing agreements with JNL and JNLNY, where the Company agrees to be the distributor of variable contracts for JNL and JNLNY, and JNL and JNLNY agree that they will reimburse the Company for the costs it incurs to distribute these contracts (see Note 2 (e)).

The Company's sole sources of revenue are the servicing agreements with JNL and the JNLNY.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Cash

Cash consists of cash deposited in noninterest-bearing accounts.

(c) Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives. The Company is reimbursed for these expenses.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company has not taken any uncertain tax positions that would require provision of a liability under ASC 740.

(e) Revenue

The Company provides broker-dealer services as a distributor of annuity products on behalf of JNL and JNLNY. This includes sales related revenues, where recognition is based on the underlying sales arrangement, and distribution services, where revenue is recognized as the services are provided. In accordance with the Company's distribution agreement with JNL and JNLNY, these revenues are determined based on the costs incurred to provide the services. For the year ended December 31, 2017, sales and distribution revenues were $2,461,480 and $80,170, respectively.

(f) Use of Estimates

Preparation of the financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes

that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those reported.

3. Income Taxes

The Company will file a two month, stub period tax return resulting from the purchase of JNF by NLIC on March 1, 2017. The Company's stub period return was a consolidated filing with JNF, JNL, JNLNY, and JNF Advisors, Inc. As of March 1, 2017, the Company joined the Nationwide Mutual Insurance Company and Subsidiaries tax return filing. In addition, on March 1, 2017, the Company became party to a revised tax sharing agreement which allocates among companies based upon separate return calculations with current benefit for tax losses and credits utilized in the consolidated return.

The Company did not have any current or deferred Federal income tax (benefits) expense.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and is effective January 1, 2018. Impacts to the Company include a reduction in the corporate tax rate from 35% to 21%, repeal of the corporate alternative minimum tax and other changes to the corporate tax rules. Upon the enactment of these tax law changes, the Company remeasured deferred tax assets and liabilities.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized.

The Company had tax net operating loss carryforwards of $541,040 that would begin to expire in 2019. The use of these losses was mathematically precluded pursuant to Section 382 of the Internal Revenue Code and thus the company wrote off the deferred tax asset and associated valuation allowance in accordance with the guidance provided by ASC 740 as of December 31, 2012. The Company did not have any net operating loss or capital loss carryforwards at December 31, 2017.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2017, management is not aware of any contingent liabilities or any future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $250,000. It is unlikely the Company will have balances in excess of FDIC limits.

5. Related Party Transactions

As described in Note 2(e), the Company provides broker dealer services to JNL and JNLNY. The Company also has an administrative agreement in place with JNF to provide legal, finance, and other services necessary to operate the Company. For the year ended December 31, 2017, these expenses were $80,170 and are reflected in general and administrative expenses.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2017, the Company had net capital of $96,153, which was in excess of required net capital.

The Company's percentage of aggregate indebtedness to regulatory net capital was 0% at December 31, 2017.

7. Subsequent Events

Management has determined that there are no material events that would require adjustment to or disclosures in the Company's financial statements.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a5(d)(4)
Schedule I

December 31, 2017

Computation of Net Capital Pursuant to Rule 15c3-1	
Total stockholder's equity	$ 98,713
Deductions and/or charges:	
Less: Nonallowable assets:	
Prepaid expenses	2,559
Net Capital	$ 96,153
Computation of Basic Net Capital Requirement	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness as defined, or $5,000)	$ 5,000
Excess Net Capital	$ 91,153

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the audited computation of net capital included in this report and the amount presented in the Company's unaudited December 31, 2017 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Computation of the Determination of the Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
Schedule II

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1)(ii)(a) of that rule.

See accompanying report of independent registered public accounting firm.

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
Schedule III

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1)(ii)(a) of that rule.

See accompanying report of independent registered public accounting firm.

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845)

Exemption Report
Year Ended December 31, 2017

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

Independent Registered Public Accountant's Report	2
Exemption Report	3

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Jefferson National Securities Corporation:

We have reviewed management's statements, included in the accompanying Jefferson National Securities Corporation Exemption Report (the Exemption Report), in which (1) Jefferson National Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 26, 2018

Jefferson National 10350 Ormsby Park Place Louisville, Kentucky 40223 866.667.0561 toll free 866.667.0563 fax www.jeffnat.com

Jefferson National Securities Corporation Exemption Report

Jefferson National Securities Corporation (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1) (ii) (a):

"The broker's or dealer's transactions as broker (agent) are limited to: (a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company."

(2) The Company met the identified exemption provision in of 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Craig Hawley, President of Jefferson National Securities Corporation, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Craig Hawley, President

2/26/2018

Date of Report

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845)

Independent Accountant's Agreed-Upon Procedure Report
Year Ended December 31, 2017

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

Independent Registered Public Accountant's Agreed-Upon Procedure Report	1-2
Schedule of Revenues	3
Form SIPC-3 Certification of Exclusion from Membership	4

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

Enterprise Disclosure Committee
Jefferson National Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Jefferson National Securities Corporation ("the Company") for the year ended December 31, 2017, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 to supporting schedules and working papers and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017 and in the related schedules and working papers and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 26, 2018

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Schedule of Revenues

*Year ended December 31, 2017**	
Distribution of shares of registered open end investment companies or unit investment trusts	$ -
Sales of variable annuities	2,541,650
Insurance commissions and fees	-
Investment advisory services to one or more registered investment companies or insurance company separate accounts	-
Total Revenues (as stated in the audited financial statements)	**$ 2,541,650**

* The classifications above are derived from Form SIPC-3

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Missy Pulliam, Regulatory Manager — December 31, 2017

Authorized Signature/Title — Date

SIPC-3 2017

8-51845 FINRA DEC 11/06/1999
JEFFERSON NATIONAL SECURITIES CORPORATION
10350 ORMSBY PARK PLACE
ATTN MISSY PULLIAM
LOUISVILLE, KY 40223

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.